UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

CDI CORP.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-05519	23-2394430

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1717 Arch Street, 35th Floor, Philadelphia, PA 19103-2768

(Address of principal executive offices) (Zip Code)

(215) 569-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

CDI Corp. is predominantly a services company, providing engineering and technology solutions and professional staffing services to clients. However, certain of our business units produce a limited amount of products. Some of those products contain tantalum, tin, tungsten or gold (the “Conflict Minerals”) which are necessary to the functionality of those products. Therefore, we designed and conducted in good faith a reasonable country of origin inquiry (“RCOI”) on the source of our Conflict Minerals for the 2013 reporting period. Our RCOI was reasonably designed to determine whether the Conflict Minerals contained in our products originated from the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or were from recycled or scrap sources.

As part of our RCOI, we contacted our suppliers that potentially sold products containing Conflict Minerals to us during the reporting period. We sent emails or letters to our suppliers requesting that they complete the Conflict Minerals Reporting Template provided by the Electronic Industry Citizenship Coalition (EICC) and the Global e-Sustainability Initiative (GeSI). We received responses from the majority of our direct suppliers and responses from certain of our suppliers’ suppliers. Our RCOI was designed to receive responses from all of our direct suppliers, and we have made a good faith effort to receive responses from all of our direct suppliers.

Some of our suppliers completed and returned the Conflict Minerals Reporting Template, while other suppliers provided (a) statements regarding the origin of their Conflict Minerals and/or (b) their Conflict Minerals policies, which prohibit the sourcing of Conflict Minerals from the Covered Countries or prohibit the sourcing of Conflict Minerals that directly or indirectly finance or benefit armed groups in the Covered Countries or state that the supplier is working towards those objectives. A number of our suppliers told us that their products do not contain Conflict Minerals. Other suppliers, most of whom are distributors rather than manufacturers of the products sold to us, stated that their products do contain Conflict Minerals but that the source of their Conflict Minerals was uncertain or unknown. None of our direct suppliers or our suppliers’ suppliers reported that the Conflict Minerals contained in the products sold to us originated in the Covered Countries. To our knowledge, there is no contrary evidence that casts doubt on the information provided to us by our suppliers. Therefore, based on our RCOI, we have not learned of any facts that would give us reason to believe that our necessary Conflict Minerals may have originated in the Covered Countries.

This Specialized Disclosure Form (“Form SD”) is available under “Investor Relations” on our website: www.cdicorp.com. The information on that website is not incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CDI CORP.

/s/ Brian D. Short         June 2, 2014
By:    Brian D. Short
Senior Vice President, Chief Administrative
Officer and General Counsel